EXHIBIT 99.1
                                [Graphic omitted] [Videsh Sanchar Nigam Limited]


HQ/CS/CL.24B/8976
15 April 2002

Sir,
                            Sub: Shareholding Pattern

Pursuant to clause 35 and Clause 40A of the listing agreement with Indian Stock Exchanges, please find sent herewith the following:

a)   Shareholding Pattern as on 31 March 2002. (Attach "A").

b) Format for informing details of share holding {obtained u/r8(1) & 8(2) from acquirers} by target Company to Stock Exchanges, in terms of Regulation 8(3) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations 1997 (Attach "B").

Yours faithfully,
For VIDESH SANCHAR NIGAM LIMITED


/s/ R.N. Aditya
---------------------------
R.N. Aditya
Assistant Company Secretary


1. Security Code 23624, The Stock Exchange, Mumbai, Corporate Relationship Department, 1st Floor, New Trading Ring, Rotunda Building, Phiroze Jee Jee Bhoy Towers, Dalal Street, Mumbai - 400 001. Fax No. (22) 2722061, 2721072.

2. The Secretary, Madras Stock Exchange Limited, Post Box No.183, 11, Second Line Beach, Chennai - 600 001. Fax No. (44) 524 48 97.

3. Security Code 32149, The Secretary, Calcutta Stock Exchange Assn. Ltd, 7, Lyons Range, Calcutta - 700 001. Fax No. (33) 220 25 14/28 37 24.

4. Security Code 22064, The Secretary, Delhi Stock Exchange Assn. Limited, 3/1, Asaf Ali Road, New Delhi - 110 002. Fax No. (11) 329 21 81.

5. Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited, Capital Market - Listing, Exchange Plaza, Bandra Kurla Complex, Bandra (E), Mumbai - 400 051.Fax Nos.: (22) 6598237/38.

6. National Securities Depository Ltd., Trade World, 4th Floor, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. Fax Nos.:
     497 29 93.

7. Mr. Anish Kumar, The Bank of New York, Express Towers, 13th Floor, Nariman Point, Mumbai - 400 021. Fax No. 204 49 42.

8. Head Office : M/s. Sharepro Services, Satam Estate, 3rd Floor,Above Bank of Baroda, Chakala, Andheri (E), Mumbai - 400 099 Ph. 821 5168 / 820 2108 / 820 2114, FAX 837 5646.

9. Ms.Caroline Yap, Managing Director, International Client Services, New York Stock Exchange. No.: +1 2126565071.

10.  Shri  Hitendra  Patil,  Vice  President   (Operations)  Central  Depository
     Services (India) Limited Phiroze Jee Jee Bhoy Towers, Dalal Street,  Mumbai
     - 400 023. Fax: 267 3199.

11.  Shri S. Kannan, DGM(FA), for SEC filing requirements, Fax 1195.

12.  Shri U.C. Burman, DGM(Internet), for hosting on website.


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

                                          VIDESH SANCHAR NIGAM LIMITED
                                                SHAREHOLDING PATTERN

  NO.                               CATEGORY                                     HOLDING (31.03.2002)
--------- --------------------------------------------------------------- ------------------------------
                                                                               SHARES          % AGE
                                                                          ---------------   ------------
A.        PROMOTER'S HOLDING

1         Promoters/Central Govt.Including Nominees of President of              74446885          26.12
          India

2         Panatone Finvest Limited                                               71250000          25.00

          SUB -TOTAL                                                            145696885          51.12
                                                                         ----------------  -------------
B.        NON-PROMOTERS HOLDING

3         Institutional Investors

3(a)      Mutual Funds and UTI                                                    3601409           1.26

3(b)      Banks, Financial Institutions, Insurance Companies (Central/           16649432           5.84
          State Govt. Institutions/Non-Government Institutions)

3(c)      FIIs/ADR/Foreign Banks
          i.   FIIs                                                              24153416           8.47
          ii.  ADR                                                               59853902          21.00
          iii. Foreign Banks                                                        52195           0.02

          SUB-TOTAL                                                             104310354          36.60
                                                                         ----------------  -------------
4         OTHERS

4(a)      Private Corporate Bodies                                                8798521           3.09

4(b)      Indian Public                                                          19266684           6.76

4(c)      NRIs/OCBs                                                               6920174           2.43

4(d)      Any other (NSDL in Transit)                                                7382           0.00

          SUB TOTAL                                                              34992761          12.28
                                                                         ----------------  -------------
          GRAND TOTAL                                                           285000000         100.00
                                                                         ================  =============


                         STATEMENT OF SHAREHOLDING OF ENTITIES/PERSONS HOLDING MORE THAN
                                 1% OF THE SHARES OF THE COMPANY AS ON 31.03.2002

          NOTE I
          ------
          NAME                                                                 HOLDING            %
          -------------------------------------------------------------- ----------------  -------------
A.        PROMOTERS HOLDINGS

1         Central Govt  as Nominees of President of India                        74446885          26.12

2         Panatone Finvest Limited*                                              71250000          25.00

B.        NON PROMOTERS HOLDINGS

a.        Mutual Funds & UTI
          i.Unit Trust of India                                                   2985142           1.05

b.        Financial Institutions
          i.  Life Insurance Corp of India                                        7086268           2.49
          ii. GIC & its Subsidiaries                                              9105287           3.19

c.        FII/ADR
          i.  The Bank of New York                                               59853902          21.00
          ii. Goldman Sachs Investments (Mauritius) I Ltd.                        6342800           2.23

          NOTE II
          -------
          TOTAL FOREIGN HOLDINGS                                                 90927492          31.90
                                                                         ================  =============

* CONSEQUENT TO THE SIGNING OF  SHAREHOLDERS'  AGREEMENT,  THE GOVERNMENT OF INDIA HAS TRANSFERRED 25% OF
THE PAID UP CAPITAL IN FAVOUR OF M/S. PANATONE FINVEST LIMITED, AN INVESTING VEHICLE FOR TATA GROUP.
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FORMAT  FOR  INFORMING  DETAILS OF SHARE  HOLDING  {OBTAINED  U/R8(1) & 8(2) FROM  ACQUIRERS}  BY TARGET  COMPANY TO STOCK
EXCHANGES, IN TERMS OF REGULATION 8(3) OF SEBI (SUBSTANTIAL ACQUISITION OF SHARES & TAKEOVERS) REGULATIONS 1997

Name of the Target Company (Reporting company)                           Videsh Sanchar Nigam Limited

Date of Reporting                                                        15 April 2002

Name of Stock Exchanges where shares of                                  VSNL shares are listed on Mumbai, Delhi, Madras,
reporting company are listed                                             Calcutta,  National Stock Exchanges in India and
                                                                         VSNL  ADRs  are  listed on the New  York   Stock
                                                                         Exchange.

(I)  INFORMATION  ABOUT  PERSONS  HOLDING  MORE  THAN 15%  SHARES OR VOTING  RIGHTS  (VRs)


NAME OF PERSONS HOLDING
MORE THAN 15% SHARES        DETAILS OF SHAREHOLDING / VOTING RIGHTS OF PERSONS MENTIONED AT (I) AS INFORMED U/R 8(I) TO
OR VOTING RIGHTS            TARGET COMPANY
------------------------------------------------------------------------------------------------------------------------

                                                                                  As on          As on
                            As on 31          As on 31                            record         record
                            March             March             Changes,          date for       date for      Changes
                            2002              2001              if any,           dividend       dividend      if any
                            (current          (previous         between           (Current       (previous     between
Names                       year)             year)             (A) & (B)         year)          year)         (D) & (E)
------------------------------------------------------------------------------------------------------------------------
                              (A)               (B)                (C)              (D)             (E)           (F)
------------------------------------------------------------------------------------------------------------------------
Panatone Finvest            71250000          NIL               71250000          Not            Not           Not
Limited                                                                           Applicable     Applicable    Applicable

The Bank of New             59853902          83133086          -23279184         Not            Not           Not
York (as depositary                                                               Applicable     Applicable    Applicable
to VSNL's ADR issue)

TOTAL (I)                   131103902         83133086          47970816          Not            Not           Not
                                                                                  Applicable     Applicable    Applicable

(II) PROMOTERS OR EVERY PERSON HAVING CONTROL OVER A COMPANY AND ALSO PERSONS ACTING IN CONCERT WITH HIM

NAME OF PROMOTERS
OR EVERY PERSON
HAVING CONTROL OVER         DETAILS OF SHAREHOLDING / VOTING RIGHTS OF PERSONS MENTIONED AT (II) AS  INFORMED U/R 8(2) TO
A COMPANY                   TARGET COMPANY
------------------------------------------------------------------------------------------------------------------------

                                                                                  As on          As on
                            As on 31          As on 31                            record         record
                            March             March             Changes,          date for       date for      Changes
                            2002              2001              if any,           dividend       dividend      if any
                            (current          (previous         between           (Current       (previous     between
Names                       year)             year)             (A) & (B)         year)          year)         (D) & (E)
------------------------------------------------------------------------------------------------------------------------
                              (A)               (B)                (C)              (D)             (E)           (F)
------------------------------------------------------------------------------------------------------------------------
Central                     74446885          150961440         -76514555         Not            Not           Not
Government                                                                        Applicable     Applicable    Applicable
Including Nominees
of President of
India

TOTAL (II)                  74446885          150961440         -76514555         Not            Not           Not
                                                                                  Applicable     Applicable    Applicable


PERSONS ACTING IN           DETAILS OF SHAREHOLDING / VOTING RIGHTS OF PERSONS MENTIONED AT (II) AS INFORMED U/R 8(2) TO
CONCERT                     TARGET COMPANY

                                                                                  As on          As on
                            As on 31          As on 31                            record         record
                            March             March             Changes,          date for       date for      Changes
                            2002              2001              if any,           dividend       dividend      if any
                            (current          (previous         between           (Current       (previous     between
Names                       year)             year)             (A) & (B)         year)          year)         (D) & (E)
------------------------------------------------------------------------------------------------------------------------

                            NIL               NIL               NIL               Not            Not           Not
                                                                                  Applicable     Applicable    Applicable

TOTAL (III)                 NIL               NIL               NIL               Not            Not           Not
                                                                                  Applicable     Applicable    Applicable

GRAND TOTAL                 205550787         234094526         -28543739         Not            Not           Not
(I+II+III)                                                                        Applicable     Applicable    Applicable


Place: Mumbai                                                                                          /s/ R.N. Aditya
                                                                                                       ------------------------
                                                                                                       R.N. Aditya
Date : April 15, 2002                                                                                  Compliance Officer

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